                                                                 Exhibit (a)(11)


                        ADDENDUM FOR EMPLOYEES IN CANADA

Securities Information

     Any New Options which may be granted to you pursuant to the terms of the Offer may be conditional on obtaining necessary securities regulatory approvals or exemptions from the applicable securities regulatory authorities. Although we do not anticipate any difficulty in obtaining necessary approvals or exemptions, it is possible that such options will not be granted until such time as such approvals or exemptions are obtained and will be subject to any conditions imposed by the securities regulatory authorities.

Tax Information

     This summary does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision.

     Although it is not clear, it appears that the tender of Eligible Options and Required Options and the subsequent grant of New Options will not be a taxable event under the Income Tax Act. However, the manner in which the Canada Customs and Revenue Agency will treat this transaction is not certain. It is possible that: (I) a tax-neutral rollover would be available; (ii) the value of the New Options would be required to be included in your income; or (iii) the Eligible Options and Required Options would be considered to be repriced options, resulting in the loss of the preferential 50% tax deduction and stock option tax deferral treatment ordinarily available upon the exercise of stock options.

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations and tax consequences relevant to your participation in the Offer.